

July 20, 2011

Via E-mail
Gloria Ramirez-Martinez
President and Chief Executive Officer
First Resources Corp.
3065 Beyer Blvd. B103-1
San Diego, CA 92154

> **Re:** **First Resources Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 8, 2011**
> **File No. 333-169499**
> **Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2010**
> **Filed July 8, 2011**
> **Form 10-Q for the fiscal period ended March 31, 2011**
> **Filed May 20, 2011**
> **File No. 000-54336**

Dear Ms. Ramirez-Martinez:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings, and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Prospectus Cover Page

1. We note your disclosure in the offering proceeds table that proceeds to the company before expenses is $500,000. In light of the fact that there is no minimum amount of shares that must be sold in the offering, please state that the proceeds of the offering may be $0 to $500,000.

Determination of Offering Price, page 14

2. With a view towards explaining to investors why you report your stock price as of May 4, 2011, please revise your disclosure to state, if true, that May 4, 2011 is the most recent date on which your stock was quoted. Please also include this disclosure in the first paragraph on page 21.

Dilution, page 18

3. We note your response to comment two in our letter dated May 18, 2011 and the revisions to your disclosure. Please update the dilution table to reflect net tangible book value per share before the offering as of the most recent balance sheet date included in the filing. In doing so, please update the amounts of (i) net tangible book value per share after giving effect to the offering, (ii) the increase in net tangible book value per share attributable to cash payments made by new investors and (iii) per share dilution to new investors, and the percentage dilution to new investors accordingly. Please ensure that you properly compute per-share dilution to new investors and revise your disclosure throughout the prospectus with respect to the dilution to new investors accordingly.

Management Discussion and Analysis, page 30

Results of Operations for the Year Ended December 31, 2010 compared to December 31, 2009, page 31

Results of Operations, page 31

4. We note your response to comment four in our letter dated May 18, 2011. Please confirm if true, and clarify in your filing that the private placement you reference is the sale of stock to your sole officer and director on May 11, 2010, as disclosed on page II-2.

5. We note your indication under "Cashflow from Financing Activities" that you had "no need for financing during the three months ended March 31, 2011." This statement seems inconsistent with your indication above that you had insufficient funds to pay liabilities and your indication below that you will need additional funds from this offering in order to meet your current operating expenses. Please revise.

Liquidity and Capital Resources, page 31

6. We note your response to comment five in our letter dated May 18, 2011. Please revise your disclosure to explain what constitutes successful completion of your offering, in light of the fact that your offering is a best-efforts offering with no minimum. Please also tell us for what purpose you would raise additional funds

through a private placement considering you state that you need $60,000 to sustain your current operations and this offering contemplates raising as much as $500,000.

7. Please revise your disclosure to state whether your sole officer and director has committed in writing to provide you with the funds necessary to sustain operations for the next two years and if so, file this agreement as a material contract. See Item 601(b)(10) of Regulation S-K. If she has not agreed in writing to provide such funds, please state this fact and that there is no guarantee that she will provide the necessary funds to you. Also state whether there is any maximum amount of funds she has indicated that she is willing to lend to you.

Cash Requirements, page 32

8. We note your statement in the penultimate paragraph of this page that you do not anticipate any circumstances in which you would voluntarily cease filing reports with us. Please clarify to which reports you are referring and tell us why you believe that you are allowed to voluntarily cease filing any such reports. In this regard, we note that your registration statement on Form S-1, filed January 17, 2008, and your Form 8-A12G, filed on April 6, 2011, both trigger an obligation to file periodic reports pursuant to Regulation 13A of the Exchange Act. Please revise or advise.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010

9. Please confirm that you will address the above comments as applicable in your next Form 10-K.

Form 10-Q for the Fiscal Period Ended March 31, 2011

Item 4. Controls and Procedures, page 14

Changes in Internal Control and Financial Reporting, page 15

10. Please note that item 308(c) of Regulation S-K requires disclosure of any change in your internal control over financial reporting that occurred during the most recent quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Please confirm to us that you have disclosed any change in your internal control over financial reporting that occurred during the quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. In addition, please revise your disclosure in future filings to provide the required disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom for

James Allegretto
Senior Assistant Chief Accountant

cc: Alexandra Falowski, Esq.
        Carrillo Huettel LLP